ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated February 28, 2011

UBS AG $•   Trigger Performance Securities

Linked to the Dow Jones Global Titans 50 IndexSM due on or about March 18, 2016

Investment Description

UBS AG Trigger Performance Securities (the “Securities”) are unsubordinated, unsecured debt securities issued by UBS AG (“UBS”) linked to the performance of the Dow Jones Global Titans 50 IndexSM (the “underlying index”). If the index return is positive, UBS will repay your principal amount at maturity plus pay a return equal to the index return multiplied by the participation rate of between 112.00% and 122.00% (the actual participation rate will be determined on the trade date). If the index return is zero or negative and the final index level is equal to or greater than the trigger level, UBS will repay the full principal amount at maturity. However, if the final index level is less than the trigger level, UBS will repay less than the full principal amount at maturity, if anything, resulting in a loss on your investment that is proportionate to the negative index return. Investing in the Securities involves significant risks. The Securities do not pay interest. You may lose some or all of your principal amount. The contingent repayment of principal only applies if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

Features
☐	Participation in Positive Index Returns: If the index return is greater than zero, UBS will repay your principal amount at maturity plus pay a return equal to the index return multiplied by the participation rate. If the index return is less than or equal to zero, investors may be exposed to the negative index return at maturity.
☐	Contingent Repayment of Principal at Maturity: If the index return is zero or negative and the final index level is not below the trigger level, UBS will repay your principal amount at maturity. However, if the final index level is less than the trigger level, UBS will repay less than the full principal amount at maturity, if anything, resulting in a loss to investors that is proportionate to the negative index return. The contingent repayment of principal applies only if your hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of UBS.

Key Dates*

Trade Date	March 14, 2011
Settlement Date	March 17, 2011
Final Valuation Date	March 14, 2016
Maturity Date	March 18, 2016
*	Expected. See page 4 for additional details.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING INDEX. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 5 AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-13 OF THE TRIGGER PERFORMANCE SECURITIES PRODUCT SUPPLEMENT BEFORE PURCHASING ANY SECURITIES.

Security Offering

These preliminary terms relate to Trigger Performance Securities linked to the Dow Jones Global Titans 50 IndexSM. The participation rate, the initial index level and the trigger level will each be determined on the trade date. The Securities are offered at a minimum investment of $1,000, or 100 Securities at $10.00 per Security, and integral multiples of $10.00 in excess thereof.

Underlying Index	Index Bloomberg Symbol	Participation Rate	Initial Index Level	Trigger Level	CUSIP	ISIN
Dow Jones Global Titans 50 IndexSM	DJGT	112.00% to 122.00%	•	50% of the Initial Index Level	90267G194	US90267G1940

See “Additional Information about UBS and the Securities” on page 2. The Securities will have the terms specified in the Trigger Performance Securities product supplement relating to the Securities, dated February 28, 2011, the accompanying prospectus and this free writing prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, the Trigger Performance Securities product supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Issue Price to Public		Underwriting Discount		Proceeds to UBS AG
Per Security		$10.00		$0.35		$9.65
Total	$	•	$	•	$	•

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Securities), with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the Trigger Performance Securities product supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Product supplement for Trigger Performance Securities dated February 28, 2011:

http://www.sec.gov/Archives/edgar/data/1114446/000139340111000086/c212906_690609-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, “Securities” refer to the Trigger Performance Securities that are offered hereby, unless the context otherwise requires. Also, references to the “Trigger Performance Securities product supplement” mean the UBS product supplement, dated February 28, 2011 and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 13, 2009.

Investor Suitability

The Securities may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
♦	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as the underlying index or its constituents.
♦	You believe the underlying index will appreciate over the term of the Securities.
♦	You would be willing to invest in the Securities if the participation rate was set equal to the bottom of the range indicated on the cover hereof (the actual participation rate will be set on the trade date).
♦	You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the underlying index.
♦	You do not seek current income from your investment.
♦	You are willing to hold the Securities to maturity, a term of 5 years, and accept that there may be little or no secondary market for the Securities.
♦	You are willing to assume the credit risk of UBS for all payments under the Securities, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Securities may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
♦	You require an investment designed to provide a full return of principal at maturity.
♦	You cannot tolerate a loss of all or a substantial portion of your investment and are unwilling to make an investment that may have the same downside market risk as the underlying index or its constituents.
♦	You believe that the level of the underlying index will decline during the term of the Securities and is likely to close below the trigger level on the final valuation date.
♦	You would be unwilling to invest in the Securities if the participation rate was set equal to the bottom of the range indicated on the cover hereof (the actual participation rate will be set on the trade date).
♦	You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the underlying index.
♦	You seek current income from this investment.
♦	You are unable or unwilling to hold the Securities to maturity, a term of 5 years, or you seek an investment for which there will be an active secondary market.
♦	You are not willing to assume the credit risk of UBS for all payments under the Securities.

The investor suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review “Key Risks” beginning on page 5 of this free writing prospectus and the more detailed “Risk Factors” beginning on PS-13 of the Trigger Performance Securities product supplement for risks related to an investment in the Securities.

Indicative Terms

Issuer	UBS AG, London Branch
Principal Amount	$10.00 per Security (subject to a minimum investment of 100 Securities)
Term	5 years. In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Securities remains the same.
Underlying Index	Dow Jones Global Titans 50 IndexSM
Participation Rate	112.00% and 122.00%. The actual participation rate will be determined on the trade date.
Payment at Maturity (per Security)	If the index return is positive, UBS will pay you an amount in cash equal to:
$10 + ($10 × Index Return × Participation Rate)
If the index return is zero or negative and the final index level is equal to or greater than the trigger level, UBS will pay you an amount in cash equal to your principal amount, or $10 per Security.
If the final index level is less than the trigger level, UBS will pay you an amount that is less than your principal amount, if anything, resulting in a loss on your investment that is proportionate to the negative index return:
$10 + ($10 × Index Return)
Index Return	Final Index Level — Initial Index Level Initial Index Level
Initial Index Level	The closing level of the underlying index on the trade date.
Final Index Level	The closing level of the underlying index on the final valuation date.
Trigger Level	50% of the initial index level.

Investment Timeline

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF UBS. IF UBS WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the Trigger Performance Securities product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦	Risk of loss — The Securities differ from ordinary debt securities in that the issuer will not necessarily repay the full principal amount of the Securities. If the index return is negative, UBS will repay you the principal amount of your Securities in cash only if the final index level is greater than or equal to the trigger level and will only make such payment at maturity. If the final index level is below the trigger level, you will lose some or all of your initial investment in an amount proportionate to the decline in the level of the underlying index from the trade date to the final valuation date.
♦	The contingent repayment of principal applies only at maturity — You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the level of the underlying index is above the trigger level.
♦	The participation rate applies only at maturity — You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the participation rate or the Securities themselves and the return you realize may be less than the index return even if such return is positive. You can receive the full benefit of the participation rate (if any) only if you hold your Securities to maturity.
♦	No interest payments — UBS will not pay any interest with respect to the Securities.
♦	Credit risk of UBS — The Securities are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Securities and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire initial investment.
♦	Market risk — The return on the Securities is directly linked to the performance of the underlying index and indirectly linked to the value of the stocks comprising the underlying index (“index constituent stocks”), and will depend on whether, and the extent to which, the index return is positive. The levels of the underlying index can rise or fall sharply due to factors specific to the index constituents, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions. You may lose some or all of your principal amount if the index return is negative.
♦	Owning the Securities is not the same as owning the index constituent stocks — Owning the Securities is not the same as owning the index constituent stocks. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the index constituent stocks would have.
♦	No assurance that the investment view implicit in the Securities will be successful — It is impossible to predict whether and the extent to which the level of the underlying index will rise or fall. There can be no assurance that the level of the underlying index will rise above the initial index level or that the final index level will not fall below the trigger level. The final index level of the underlying index will be influenced by complex and interrelated political, economic, financial and other factors that affect the index constituent stocks. You should be willing to accept the risks of owning equities in general and the index constituent stocks in particular, and the risk of losing some or all of your initial investment.
♦	The underlying index reflects excess return, not total return — The return on your Securities is based on the performance of the underlying index, which reflects the changes in the market prices of the index constituent stocks. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the index constituent stocks. The return on your Securities will not include such a total return feature or dividend component.
♦	The Securities are subject to non-U.S. securities market risk — The underlying index includes index constituent stocks that are issued by non-U.S. companies in non-U.S. securities markets. An investment in securities linked directly or indirectly to the value of securities issued by non-U.S. companies involves particular risks. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the

U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Finally, it will likely be more costly and difficult to enforce the laws or regulations of a non-U.S. country or exchange.
♦	The Securities are subject to currency exchange risk — Because the prices of the non-U.S. stocks included in the underlying index are converted into dollars for the purposes of calculating the level of the underlying index, investors in the Securities will be exposed to currency exchange rate risk with respect to each of the non-U.S. countries represented in the underlying index. An investor’s net exposure will depend on the extent to which the currencies of the non-U.S. stocks included in the underlying index strengthen or weaken against the U.S. dollar. If, taking into account such weighting, the U.S. dollar strengthens against the respective currencies in which such index constituent stocks are denominated, the level of the underlying index will be adversely affected and the payment at maturity of the Securities may be reduced.
♦	Changes affecting the underlying index could have an adverse effect on the value of the Securities. — The policies of Dow Jones Indexes, a part of Dow Jones & Company, Inc. and CME Group Index Services LLC, the sponsor of the underlying index (the “index sponsor”), concerning additions, deletions and substitutions of the index constituent stocks and the manner in which the index sponsor takes account of certain changes affecting those index constituent stocks may adversely affect the level of the underlying index. The policies of the index sponsor with respect to the calculation of the underlying index could also adversely affect the level of the underlying index. The index sponsor may discontinue or suspend calculation or dissemination of the underlying index. Any such actions could have an adverse effect on the value of the Securities.
♦	UBS cannot control actions by the index sponsor and the index sponsor has no obligation to consider your interests — UBS and its affiliates are not affiliated with the index sponsor and have no ability to control or predict its actions,including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of theunderlying index. The index sponsor is not involved in the Securities offering in any way and has no obligation to consider yourinterest as an owner of the Securities in taking any actions that might affect the market value of your Securities.
♦	There may be little or no secondary market for the Securities — The Securities will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS may make a market in the Securities, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Securities prior to maturity could be at a substantial discount from the issue price and to the intrinsic value of the product; and as a result, you may suffer substantial losses.
♦	Price of Securities prior to maturity — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the level of the underlying index; the volatility of the underlying index; the dividends paid on the index constituent stocks; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political and regulatory, judicial or other events; and the creditworthiness of UBS.
♦	Impact of fees on the secondary market price of the Securities — Generally, the price of the Securities in the secondary market is likely to be lower than the issue price to public since the issue price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the index constituent stocks and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying index may adversely affect the performance and, therefore, the market value of the Securities.
♦	Potential conflict of interest — UBS and its affiliates may engage in business related to the underlying index or index constituent stocks, which may present a conflict between the obligations of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of the issuer, will determine the index return and the payment at maturity based on the closing level of the underlying index on the final valuation date. The calculation agent can postpone the determination of the underlying return or the Maturity Date if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the underlying index to which the Securities are linked.
♦	Dealer incentives — UBS and its affiliates act in various capacities with respect to the Securities. We and our affiliates may act as a principal, agent or dealer in connection with the sale of the Securities. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Securities and such compensation may serve as an incentive to sell these Securities instead of other investments. We will pay total underwriting compensation of $0.35 per Security to any of our affiliates acting as agents or dealers in connection with the distribution of the Securities.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation. See “What Are the Tax Consequences of the Securities” beginning on page 8.

Hypothetical Examples and Return Table of the Securities at Maturity

The examples and table below illustrate the Payment at Maturity for a $10.00 Security on a hypothetical offering of the Securities, with the following assumptions:*

Term:	5 years
Initial Index Level:	180
Trigger Level:	90 (50% of Initial Index Level)
Participation Rate:	117%
Range of Index Return:	-100% to 100%
*	The participation rate, the initial index level and the trigger level will be set on the trade date.

The examples are provided for illustrative purposes only and are purely hypothetical. The numbers in the examples have been rounded for ease of analysis.

Example 1: The Index Return is 20%.

Since the index return is positive, the payment at maturity per Security will be calculated as follows:

$10 + ($10 × 20% × 117%) = $12.34 per Security (a 23.40% return).

Example 2: The Index Return is -20% and the Index Ending Level is above the Trigger Level.

Since the index return is negative but the index ending level is above the trigger level of 90, UBS will repay the full principal amount and the payment at maturity is equal to $10.00 per Security (a zero return).

Example 3: The Index Return is -60%, making the Index Ending Level below the Trigger Level.

Since the index return is negative and the index ending level is below the trigger level, UBS will pay you less than the full principal amount of your Securities and your investment in the Securities will be fully exposed to the decline of the underlying index. In this example, the payment at maturity is calculated as follows:

$10 + ($10 × -60%) = $10 - $6 = $4 per Security (a 60% loss).

If the underlying index closes below the trigger level on the final valuation date, your investment in the Securities is fully exposed to the decline of the underlying index and you will lose some or all of your principal at maturity.

Underlying Index		Payment and Return at Maturity
Final Index Level	Index Return(1)	Payment at Maturity	Security Total Return at Maturity
360.00	100.00%	$21.70	117.00%
342.00	90.00%	$20.53	105.30%
324.00	80.00%	$19.36	93.60%
306.00	70.00%	$18.19	81.90%
288.00	60.00%	$17.02	70.20%
270.00	50.00%	$15.85	58.50%
252.00	40.00%	$14.68	46.80%
234.00	30.00%	$13.51	35.10%
216.00	20.00%	$12.34	23.40%
198.00	10.00%	$11.17	11.70%
180.00	0.00%	$10.00	0.00%
162.00	-10.00%	$10.00	0.00%
144.00	-20.00%	$10.00	0.00%
126.00	-30.00%	$10.00	0.00%
108.00	-40.00%	$10.00	0.00%
90.00	-50.00%	$10.00	0.00%
72.00	-60.00%	$4.00	-60.00%
54.00	-70.00%	$3.00	-70.00%
36.00	-80.00%	$2.00	-80.00%
18.00	-90.00%	$1.00	-90.00%
0.00	-100.00%	$0.00	-100.00%
(1)	The index return excludes any cash dividend payments.

What Are the Tax Consequences of the Securities?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” beginning on page PS-32 of the Trigger Performance Securities product supplement and discuss the tax consequences of your particular situation with your tax advisor.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Securities. Pursuant to the terms of the Securities, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Securities as a pre-paid derivative contract with respect to the underlying index. If your Securities are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Securities, which should be long-term if you hold your Securities for more than one year, in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-33 of the product supplement.

The Internal Revenue Service, for example, might assert that you should be required to recognize taxable gain on any rebalancing or rollover of the underlying index.

In 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument similar to the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”) should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Securities for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” beginning on page PS-32 of the Trigger Performance Securitiesproduct supplement, unless and until such time as the Treasury Department and the Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Securities purchased after the bill was enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Securities.

Recent Legislation

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized with respect to the Securities, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Under recently enacted legislation, individuals (and to the extent provided in future regulations, entities) that own “specified foreign financial assets” may be required to file information with respect to such assets with their income tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Securities.

Non-United States Holders.  If you are not a United States holder, you will generally not be subject to United States withholding tax with respect to payments on your Securities but you may be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your Securities unless you comply with certain certification and identification requirements as to your foreign status. Gain from the sale or exchange of a Security or settlement at maturity generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States or unless the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SECURITIES.

Dow Jones Global Titans 50 IndexSM

All disclosures contained in this free writing prospectus regarding the underlying index, including, without limitation, its make-up, method of calculation, and changes in its constituents have been derived from publicly available sources. Such information reflects the policies of, and is subject to change by Dow Jones Indexes (“Dow Jones”). The underlying index is calculated, maintained and published by Dow Jones. We make no representation or warranty as to the accuracy or completeness of such information.

The underlying index is composed of 50 stocks, selected from the Dow Jones Global Index to reflect the performance of the world’s leading multinational companies. The base date for the underlying index is December 31, 1991, with a corresponding base value of 100. As of January 31, 2011, the companies whose common stock comprise the underlying index had their headquarters in the following countries (with the percentage of constituent companies noted parenthetically): United States (62.33%); United Kingdom (10.64%); Switzerland (6.39%); France (4.23%); Germany (3.63%); Spain (3.05%); Japan (2.96%); Australia (2.23%); South Korea (1.43%); Russia (1.20%); Brazil (1.04%); and Italy (0.87%).

Index Composition and Maintenance

The 50 stocks comprising the underlying index are selected from the Dow Jones Global Index, a broad market benchmark that covers 51 countries. The index constituent stocks were selected as follows:

(a)	If a company had more than one class of shares in all of the components of the Dow Jones Global Index, then only the most liquid class was eligible.
(b)	If a company did not generate revenue from foreign markets, it was ineligible.
(c)	For countries with significant barriers to direct foreign investment, Dow Jones may opt to include depository receipts or other types of offshore listings in the underlying index.
(d)	A selection list was defined as the largest 100 companies in the Dow Jones Global Index by float-adjusted market capitalization.
(e)	Companies on the selection list were ranked by each of the following: (i) Float-adjusted market capitalization, (ii) Sales/revenue and (iii) Net income
(f)	For each company, a final rank was calculated by weighting the float-adjusted market capitalization rank at 60%, the sales/revenue rank at 20% and the net income rank at 20%.
(g)	The top 50 stocks by final rank were selected as constituents of the underlying index.

The composition of the underlying index is reviewed annually, based on the free-float market capitalization of the stocks in the Dow Jones Global Index at the end of May. Changes to the composition of the underlying index are announced in early June, and following a minimum two-week notification period, the composition changes are implemented after official closing prices have been determined on the third Friday of June. All changes become effective at the opening of trading for the next index dissemination day. The annual review process proceeds according to the initial selection of the underlying index as described above under (a) and (b), but a selection list is defined as the 50 current index constituent stocks plus the 50 largest non-constituent stocks ranked by float-adjusted market capitalization. The companies on the selection list are then ranked as described above. The top 50 stocks by final rank are selected as index constituent stocks. Once the list of index constituent stocks is established, it is finalized based on the following buffer rules: (i) if a non-constituent stock is ranked among the top 30 stocks on the selection list, then it replaces the lowest-ranked index constituent stock included the underlying index; and (ii) if an index constituent stock is not ranked among the top 70 stocks on the selection list, then it is replaced by the highest-ranked non-constituent stock on the selection list.

In addition to the annual review process, the constituent weights for the index constituent stocks are reviewed quarterly based on market capitalization and free-float data as of the Wednesday immediately preceding the third Friday of March, June, September, and December. At each quarterly update, the weighting of each index constituent stock is capped at 10% of the total float-adjusted market capitalization of the underlying index. If the weighting of a index constituent stock exceeds 10%, it is reduced to 10% by a weighting cap factor.

Dow Jones also continually reviews the composition of the underlying index to reflect extraordinary corporate actions involving the constituent companies, such as mergers, takeovers, spin-offs, initial public offerings, delistings, and bankruptcy filings, and publishes a monthly selection list to indicate possible changes in the composition of the underlying index at the next annual review.

Index Composition Adjustments

The following summarizes adjustments to the underlying index necessitated by specific corporate events:

(i)	Initial Public Offerings — An initial public offering becomes eligible for inclusion in the underlying index at the next annual review. It will replace the smallest index constituent stock in the underlying index if it is a component of the Dow Jones Global Index, qualifies for the selection list of the underlying index and is among the top 30 companies on the selection list.
(ii)	Spin-offs — If the largest spin-off company is among the top 70 companies on the selection list of the underlying index, it will replace its parent company in the underlying index. Otherwise, the original index constituent stock is replaced by the highest ranked non-constituent stock on the selection list. Changes in the composition of the underlying index due to a spinoff are effective on the same day the corporate action becomes effective, following a minimum notification period of two trading days.

(iii)	Mergers and Takeovers — If both companies are index constituent stocks of the underlying index, and if the surviving company satisfies the selection criteria for the underlying index, then it will replace one of the two index constituent stocks. The other original index constituent stock will be replaced by the highest ranked non- index constituent stock on the selection list. If the surviving company does not satisfy the selection criteria for the underlying index, then the two original index constituent stocks will be replaced by the two highest ranked non-constituent stocks on the selection list. For mergers and takeovers occurring between an issuer of an index constituent stock and an issuer of a non-constituent stock, if the surviving company satisfies the selection criteria for the underlying index, then it replaces the original constituent company. If the surviving company does not satisfy the selection criteria for the underlying index, then the original index constituent stock will be replaced by the highest ranked non-constituent stock on the selection list. Changes in the composition of the underlying index due to a merger or takeover are effective on the same day the corporate action becomes effective, following a minimum notification period of two trading days.

Index Calculation

The underlying index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the index constituent stocks against a fixed base quantity weight. The formula for calculating the level of the underlying index can be expressed as follows:

Underlying Index Level =
free-float market capitalization of the underlying index

adjusted base date market capitalization of the underlying index

 x 100

The free-float market capitalization of the underlying index is equal to the sum of the products of the closing price, market capitalization, and free-float factor for each index constituent stock as of the time the underlying index is being calculated. Dow Jones calculates and disseminates the underlying index over a 24-hour dissemination period. The closing level of the underlying index is based on each index constituent stock’s last traded price at the close of trading on its primary market during that day’s index dissemination period and is published at 5:30 p.m., New York City time. If, on a particular day, an index constituent stock does not trade at all, or trading in a stock is suspended before the opening of its primary market or the primary market for an index constituent stock is closed due to a holiday, Dow Jones will use such index constituent stock’s closing price for the previous day to calculate the closing level of the underlying index for that day. All trading prices are converted into U.S. dollars and the closing level of the underlying index for a trading day is determined by using the last available WM closing spot rates as reported by Reuters on that trading day.

Index Divisor Adjustments

Dow Jones uses an index divisor to insulate the underlying index from the effects of constituent changes to the underlying index and various corporate actions. Dow Jones divides the underlying index’s market capitalization by the index divisor after the close of trading on each day that there is a change in either the underlying index’s composition or shares outstanding for an index constituent stock. The index divisor is adjusted as necessary to maintain the continuity of the underlying index and to prevent distortions due to changes in the composition of the underlying index resulting from the addition, deletion, or replacement of constituent companies, as well as changes of more than 10% in a constituent company’s number of free-float shares. Other corporate actions requiring divisor adjustments include mergers, takeovers, spin-offs, rights offerings, share repurchases, public offerings, return of capital distributions, special cash distributions, and special stock distributions of other than the same stock.

Changes to Weightings

If the number of free-float shares outstanding for an index constituent stock changes by more than 10% due to an extraordinary corporate action, then the new number of free-float shares and free-float weighting will become effective on the same day the corporate action becomes effective, following a minimum notification period of two trading days. If the number of free-float shares outstanding for an index constituent stock changes by less than 10% due to an extraordinary corporate action, or if the changes occur over a prolonged period, then the number of free-float shares and free-float weighting will become effective at the next quarterly shares update. If a company’s free-float shares change due to changes in its ownership structure, then the new free-float total will become effective at the next quarterly shares update.

License Agreement

The “Dow Jones Global Titans 50 IndexSM” is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME, and has been licensed for use. “Dow Jones®”, “Dow Jones Global Titans 50 IndexSM” and “Dow Jones Indexes” are service marks of Dow Jones & Company, Inc. (“Dow Jones & Company”) and have been licensed for use for certain purposes by us. The Securities based on the Dow Jones Global Titans 50 IndexSM are not sponsored, endorsed, sold or promoted by Dow Jones & Company, and CME Group Index Services LLC (“CME”) or their respective affiliates. Dow Jones & Company, CME and their respective affiliates make no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly. The only relationship of Dow Jones & Company, CME or any of their respective affiliates to us is the licensing of certain trademarks, trade names and service marks of Dow Jones & Company and of the Dow Jones Global Titans 50 IndexSM, which is determined, composed and calculated by CME without regard to us or the Securities. Dow Jones & Company and CME have no obligation to take the needs of us or the owners of the Securities into consideration in determining, composing or calculating Dow Jones Global Titans 50 IndexSM. Dow Jones & Company, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. Dow Jones & Company, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the Securities. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Securities currently being issued by us, but which may be similar to and competitive with the Securities. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Global Titans 50 IndexSM. It is possible that this trading activity will affect the value of the Dow Jones Global Titans 50 IndexSM and the Securities.

DOW JONES & COMPANY, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES GLOBAL TITANS 50 INDEXSM OR ANY DATA INCLUDED THEREIN AND DOW JONES & COMPANY, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES & COMPANY, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES GLOBAL TITANS 50 INDEXSM OR ANY DATA INCLUDED THEREIN. DOW JONES & COMPANY, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES GLOBAL TITANS 50 INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES & COMPANY, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND US, OTHER THAN THE LICENSORS OF CME.

Historical Closing Levels of the Underlying Index

The following table sets forth the quarterly high and low closing levels for the underlying index, based on daily closing levels, as reported by Bloomberg. The closing level of the underlying index on February 25, 2011 was 186.06. Past performance of the underlying index is not indicative of the future performance of the underlying index.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2007	3/30/2007	233.49	219.13	226.20
4/2/2007	6/29/2007	242.91	226.69	240.63
7/2/2007	9/28/2007	248.77	226.14	246.92
10/1/2007	12/31/2007	251.36	232.36	240.10
1/2/2008	3/31/2008	238.37	207.25	215.99
4/1/2008	6/30/2008	227.21	201.76	203.38
7/1/2008	9/30/2008	203.24	175.92	180.97
10/1/2008	12/31/2008	182.16	124.63	143.99
1/2/2009	3/31/2009	147.96	107.64	125.40
4/1/2009	6/30/2009	147.76	127.42	143.48
7/1/2009	9/30/2009	167.25	137.54	164.80
10/1/2009	12/31/2009	176.05	160.32	173.65
1/4/2010	3/31/2010	177.91	160.77	173.23
4/1/2010	6/30/2010	178.52	147.63	147.63
7/1/2010	9/30/2010	165.77	146.39	164.76
10/1/2010	12/31/2010	177.18	164.52	177.10
1/3/2011*	2/25/2011*	188.70	177.19	186.06
*	As of the date of this free writing prospectus, available information for the first calendar quarter of 2011 includes data for the period from January 3, 2011 through February 25, 2011. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2011.

The graph below illustrates the performance of the underlying index from January 3, 2000 through February 25, 2011, based on information from Bloomberg. The dotted line represents a hypothetical trigger level of 93.03, which is equal to 50% of the closing level of the underlying index on February 25, 2011. The actual trigger level will be based on the closing level of the underlying index on the trade date. Past performance of the underlying index is not indicative of the future performance of the underlying index.

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Securities at the issue price less the underwriting discount indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Securities.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Securities in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Structured Product Categorization

To help investors identify appropriate Structured Products (“Structured Products”), UBS organizes its Structured Products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The Securities are classified by UBS as a Performance Strategy for this purpose. The description below is intended to describe generally the four categories of Structured Products and the types of principal repayment features that may be offered on those products. This description should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to complement and provide the potential to outperform traditional fixed income instruments. These Structured Products are generally designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies provide the opportunity to enhance market returns or yields and can be structured with full downside market exposure or with buffered or contingent downside market exposure. These structured products are generally designed for investors who can tolerate downside market risk.
♦	Performance Strategies provide efficient access to markets and can be structured with full downside market exposure or with buffered or contingent downside market exposure. These structured products are generally designed for investors who can tolerate downside market risk.
♦	Leverage Strategies provide leveraged exposure to the performance of an underlying asset. These Structured Products are generally designed for investors with high risk tolerances.

In order to benefit from any type of principal repayment feature, investors must hold the Securities to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.